January 26, 2010




Filed via EDGAR and via Facimile (703) 813-6963

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N. E.
Washington, DC 20549-0405

Attention: John Reynolds
           Assistant Director

Re: Rock-Tenn Company
    Form 10-K for the Fiscal Year ended September 30, 2009
    Filed November 18, 2009
    File No. 1-12613



Ladies and Gentlemen:

We received your letter dated January 11, 2010 (the "Comment Letter") from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the documents listed above. This letter includes each of the Staff's comments from the Comment Letter and the responses of Rock-Tenn to each of the Staff's comments.

Form 10-K for Fiscal Year Ended September 30, 2009
--------------------------------------------------

Exhibits
--------

1. It appears that the documents in Exhibits 2.1 and 4.1 are not complete.
Exhibit 2.1 appears to be lacking the exhibits and schedules to the agreement and Exhibit 4.1 appears to be lacking the schedules to the agreement. In your next periodic report, please file these documents in their entirety, including all schedules, exhibits, annexes, appendices, etc. If you believe Item 601(b)(2) of Regulation S-K applies to Exhibit 2.1, please explain and revise to comply with that provision.

Response: We will file in our next Quarterly Report on Form 10-Q ("Form 10-Q") a new Exhibit 4.1 with exhibits and schedules. With respect to Exhibit 2.1, in our next Form 10-Q filing we will refile Exhibit 2.1 together with a list briefly identifying the contents of all


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Securities and Exchange Commission
January 26, 2010
Page 2 of 4

omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. We have omitted the schedules to this exhibit in accordance with Item 601 (b)(2) of Regulation S-K, as such schedules do not contain information that is material to an investment decision.

2. The incorporation by reference for Exhibit 3.1 does not appear correct. Please revise in your next periodic report, or advise.

Response: The Restated and Amended Articles of Incorporation of the Registrant were filed in paper format.

Financial Statements
--------------------

Notes to Financial Statements
-----------------------------

Note 5 - Alternative Fuel Tax Credit, page 59
---------------------------------------------

3. We note you recognized $54.1 million in alternative fuel credits. These tax credits were recorded as a reduction of cost of goods sold. Please provide us with your basis for recording such amount as a reduction of cost of goods sold along with references to authoritative literature supporting your position.

Response:

On April 13, 2009, the Company received notification from the Internal Revenue Service that its registration as an alternative fuel mixer had been approved. As a result, the Company was eligible for an alternative fuel tax credit ("AFTC") equal to $0.50 per gallon of alternative fuel used at its Demopolis, Alabama bleached paperboard mill through the December 31, 2009 expiration of the tax credit. The alternative fuel eligible for the tax credit is liquid fuel derived from biomass. Specifically, the liquid fuel eligible for the credit is referred to in the paper and forest products industry as black liquor. Black liquor is a byproduct of the pulp and paper manufacturing process that results from the separation of cellulose fibers (from which paper and paper products are made) from other hemicelluloses and lignin fragments in wood. The black liquor solution is burned in recovery boilers which are used to power the facility.

AFTC's related to black liquor are directly related to the production process as the credits result directly from the manufacture of paper and from the Company's use of the liquid as a fuel to run the mill (i.e., but for the production process these credits would not be available) and therefore, should be included in the valuation of our inventory and reflected as an element of cost of sales in the income statement. This treatment is consistent with other activities occurring at our production facilities, is required under Accounting Standards Codification 330, "Inventory" ("ASC 330") and is consistent with similar arrangements such as the accounting for investment tax credits under ASC 740, "Income Taxes" (ASC 740-10-45) which provides for recognition of investment tax credits as a reduction in the cost of the related asset (depreciation expense) and other accounting literature related to government subsidies (primarily International Accounting Standards No. 20, Accounting for Government Grants and Disclosure of Government Assistance).


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Securities and Exchange Commission
January 26, 2010
Page 3 of 4

ASC 330 describes that the primary basis of accounting for inventories is cost, which has been defined generally as the sum of the applicable expenditures and charges directly or indirectly incurred in bringing an article to its existing condition and location (ASC 330-30-1) and while its determination involves many considerations it is generally understood to mean the cost associated with the acquisition and production of goods. In determining what specific elements are includable in inventories, we consider the persuasiveness of the basis for relating the elements to the manufacturing process. Items directly related to the manufacturing process, like AFTC's, are more persuasive than an allocation from a pool of costs. We also considered the requirements of ASC 330-30-6 which requires the inclusion in inventory of certain favorable production activities so that inventory is never stated above its actual cost and determined that these credits should be treated in a similar fashion. Once a determination of whether an item is included in inventory is made, the classification of such amounts as cost of goods sold in the income statement is generally required. Further, the Company noted that Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" codified in ASC 740 defines income taxes as "domestic and foreign federal (national), state, and local (including franchise) taxes based on income". Therefore, since an excise tax is independent of taxable income, that is, it is a tax on a specific transaction it is not an income tax and should be recognized as an income or expense not classified as income taxes.

Accordingly, the Company believes its treatment of alternative fuel credits as a component of inventory cost, classification as a component of cost of goods sold and its disclosures (i.e., presenting the amount of the credit parenthetically on the face of the income statement as well as in a footnote describing the credit) are the most appropriate under the circumstances. We did consider other alternative presentations, however, given the nature of the AFTC (i.e., expected to be available for a limited period of time), we believe that our presentation (i.e., parenthetically on the face of the consolidated income statements) is the most useful to the users of our financial statements.


Definitive Schedule 14A
-----------------------

Annual performance bonus, page 24
---------------------------------

4. Please tell us why your annual executive bonus plan is not considered a non-equity incentive plan for purposes of Item 402 of Regulation S-K.

Response: We have determined that our annual executive bonus plan is a non-equity incentive plan for purposes of Item 402 of Regulation S-K and will disclose it as such in the future. Accordingly, the information provided under the "Bonus" column of the Summary Compensation Table" in our proxy statement will in future filings be reflected under the "Non-Equity Plan Compensation" column.


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Securities and Exchange Commission
January 26, 2010
Page 4 of 4

RockTenn hereby acknowledges that:

-- it is responsible for the adequacy and accuracy of the disclosure in the referenced filing;

-- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the referenced filing; and

-- it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                    Sincerely,

                    /s/ Steven C. Voorhees


                    Steven C. Voorhees
                    Rock-Tenn  Company

SCV/

cc:  Raj  Rajan
     Cathy  Baker
     James  A.  Rubright
     Stephen  Meadows
     Robert  B.  McIntosh